April 26, 2007

Via Federal Express and EDGAR

Kathleen Collins, Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:	Response to SEC Comment Letter dated March 21, 2007
Tribeworks, Inc. (the “Company” or “Tribeworks”)
Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Filed December 21, 2006
Forms 10-QSB/A for Quarters Ended March 31, 2006 and June 30, 2006
Filed November 17, 2006
Form 8-K and Form 8K/A Filed December 22, 2006

Dear Madam:

We are in receipt of your letter dated March 21, 2007 in relation to the above referenced items and we apologize for the delay in replying.

We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements.

In the interim we have amended and re-filed and filed:

-	Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Filed April 4, 2007
-	Form 10-QSB/A for Quarters Ended March 31, 2006 and June 30, 2006
Filed March 30, 2007
-	Form 10-QSB/A for Quarter Ended September 30, 2006
Filed March 30, 2007
-	Form 10-KSB for Fiscal Year Ender December 31, 2006
Filed April 16, 2007

We now wish to respond further with regard to your letter of March 21, 2007.

Atlas Technology Group, 2001 - 152nd Ave NE, Redmond, WA  98052
Phone: 425-458 2360, Fax: 425-818 8832

Form 10-KSB/A Filed on December 22, 2006 and Forms 8-K and 8-K/A Filed December 22, 2006

1.
We believe that the amended and corrected filings referred above have clarified the position with regard to our disclosure controls and that we have corrected the error in respect of our December 31, 2005 10-KSB/A and subsequent filings.

2.
Likewise we believe that the amended and corrected filings referred above have clarified the position with regard to our disclosure controls and that we have corrected the error in respect of our December 31, 2005 10-KSB/A and subsequent filings.

3.	Amended Form 10-KSB/A for Fiscal Year Ended December 31, 2005 was filed April 4, 2007 and an amended Form 8K/A was filed on March 28, 2007.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws or the United States.

We appreciate the opportunity to respond to the Commission’s comments related to our various filings referenced above. We believe that the comments were informative and educational for meeting our disclosure requirements and will make every effort in the future to ensure that these requirements encompass the comments made.

Thank you for your consideration.

Sincerely,

/s/ Peter B. Jacobson
Peter B. Jacobson
Chief Executive Officer

Atlas Technology Group, 2001 - 152nd Ave NE, Redmond, WA  98052
Phone: 425-458 2360, Fax: 425-818 8832